UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #2-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Pursuant to the Share Sale and Purchase Agreement dated March 19, 2025 (the “SPA”) by and among GCL Global Pte Ltd (“GCL Global SG), a Singaporean company and an indirect wholly-owned subsidiary of GCL Global Holdings Ltd. (the “Company”) and certain shareholders (the “Sellers”) of 2Game Digital Limited (“2Game”), a Hong Kong company and a 51%-owned subsidiary of GCL Global SG, GCL Global SG has agreed to purchase from the Sellers 1,000 shares of 2Game (the “Sale Shares”) for $1,200,000. Upon closing of the transaction, GCL Global SG will hold 61% of the total outstanding shares of 2Game. The SPA contains certain financial performance targets for 2Game over the next three years starting fiscal year 2026. Pursuant to the terms of the SPA, in the event that 2Game fails to generate at least $70,000,000 of revenue and net profit after tax of at least $2,500,000 during fiscal year 2026, the Sellers will be required to buy back the Sale Shares for $1,272,000. In the event that the financial targets for fiscal year 2026 are met, GCL Global SG will have the right to require the Sellers to buy back the Sale Shares for $1,272,000.

On March 31, 2025, the Company issued a press release relating to a non-binding memorandum of understanding between the Company and Hainan Animation and Gaming Association in China. A copy of this press release is attached as Exhibit 99.1 hereto.

Exhibits

99.1	Press release dated March 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: March 31, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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